# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## June 6, 2013

# ORDER GRANTING CONFIDENTIAL TREATMENT
# UNDER THE SECURITIES EXCHANGE ACT OF 1934

## DURECT Corporation

## File No. 000-31615 - CF#29465

_____

DURECT Corporation submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on March 14, 2003 and to a Form 10-K filed on March 16, 2006.

Based on representations by DURECT Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---|---|---|---|
| 10.34 | 10-K | March 14, 2003 | through March 14, 2016 |
| 10.45 | 10-K | March 16, 2006 | through March 14, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary